Exhibit 6.2

Sales Representative Agreement

This Sales Representative Agreement (“Agreement”) is made this 5th day of April, 2020 (“Effective Date”) between MEMS TECHNOLOGIES HOLDINGS COMPANY LIMITED. having a location at Room 909, 9/F., APEC Plaza, 49 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong (“MEMS”) and 20/20 BioResponse, a business unit of 20/20 GeneSytems, Inc. having its headquarters at 9430 Key Wes Avenue, Rockville, Maryland, United States of America 20850 (“20/20”).

BACKGROUND

MEMS sells ’2019-nCoV Ab Test (Colloidal Gold)’ (“Product”) manufactured by Innovita (Tangshan) Biological Technology Co., Ltd., worldwide outside of Mainland China 20/20 is a distributor of Product in the United State 20/20 has international sales channels and customers within such channels have expressed good faith interest in purchasing Product.

With respect to Product, MEMS desires that 20/20 represent MEMS to customers outside of China (“Territory”) and 20/20 desires to represent MEMS in the Territory, both according to the Terms and Conditions set forth herein below.

NOW, THEREFORE, in consideration of the mutual covenants, promises, mutual understandings, and agreements contained in this Agreement, MEMS and 20/20 agree as follows:

1.	APPOINTMENT. MEMS grants to 20/20 the non-exclusive right to solicit orders for Product, as defined above, in the Territory. MEMS retains the right to directly and indirectly solicit and accept orders for Product anywhere in the world.

2.	PERMITTED CUSTOMERS. At anytime during the term of this Agreement, MEMS may inform 20/20 in writing that 20/20 should not approach a person or entity with respect to Product. 20/20 is permitted to approach and to offer Product to all other persons and entities in the Territory (“Permitted Customers”).

3.	ACCEPTANCE OF ORDERS. All orders are subject to acceptance or rejection by an authorized officer of MEMS, and MEMS may accept or reject any such order. MEMS shall be responsible for all credit risks and collections of bad debt.

4.	TERMS OF SALE. MEMS shall instruct 20/20 in writing as to the prices, terms, and any other conditions of sale under which MEMS will accept under orders from 20/20, which prices, terms, and conditions may be updated from time to time. 20/20 shall not accept orders in MEMS’s name, make price quotations inconsistent with MEMS’s instructions, or make delivery promises without MEMS’s prior approval.

5.	COMPENSATION.

a.	DURING TERM. MEMS will pay 20/20 a commission of ten percent (10%) of the price for Product on any order accepted by MEMS. MEMS will not increase the customary amounts charged for quoted or invoiced items in an order such as freight, handling insurance, duties and tariffs, 20/20’s commission shall be based on the price charged for the Product and not these other items so long as they are invoiced separately. Payment to 20/20 shall be made within 15 days of order shipped to customers.

b.	TAIL. Following expiration or termination of this Agreement, MEMS will pay 30% of the commission it would have been otherwise entitled to from orders placed by entities who during the term of this Agreement have placed orders with MEMS because of 20/20’s efforts.

6.	NON-CIRCUMVENTION.

a.	During the term of this Agreement, MEMS will not interfere with 20/20’s relationship with respect to 20/20’s customers, prospects and sales leads with respect to sales and purchases of Product.

b.	During the term of this Agreement, MEMS will not communicate, conduct business with, or otherwise circumvent 20/20 with respect to 20/20’s customers, prospects and sales leads with respect to sales and purchases of Product.

7.	REGULATORY. MEMS and entities placing orders that have been accepted by MEMS shall be responsible for regulatory compliance including regulations regarding importation, exportation, financial transactions, and the sale and use of medical devices. As between the parties, 20/20 can rely on MEMS for such compliance.

8.	CUSTOMER SUPPORT. MEMS will be responsible for customer support unless the parties agree that 20/20 shall be paid for such support and agree to such support and payment in writing.

9.	PROPRIETARY RIGHTS. MEMS will retain ownership of all its intellectual property and proprietary rights used by 20/20 under this Agreement. 20/20 shall retain all rights and interests in all its trademarks, service marks, logos, websites, and data, and shall also retain its copyrights in any electronic, paper-based, or other expressions reduced to tangible form.

10.	INDEMNIFICATION. MEMS indemnifies and holds harmless 20/20 and its affiliates from any and all liability arising out of the sale, use, or shipping of Product, provided that such liability does not arise from the willful misconduct of 20/20 or its affiliates or failure to conform with MEMS’s written instructions regarding sales, marketing, promotion and advertising of Product.

11.	NOTICES and REQUESTS.

All notices required or permitted to be given under this Agreement shall be to:

If to MEMS:

MEMS TECHNOLOGIES HOLDINGS COMPANY LIMITED.

Room 909, 9/F., APEC Plaza

49 Hoi Yuen Road

Kwun Tong, Kowloon

Hong Kong

It to 20/20:

CEO

20/20 GeneSytems, Inc.

9430 Key West Avenue, Suite 100

Rockville, MD 20850

USA

12.	TERM and TERMINATION.

a.	CONVENIENCE. This Agreement is terminable by either party on sixty (60) days written notice.

b.	BREACH. This Agreement is terminable by either party thirty (30) days after written notice in either party materially breaches this Agreement and has not cured such breach within said thirty (30) days.

c.	TERM. This Agreement will expire two (2) years after the Effective Date.

d.	EFFECT. Expiration or early termination will not affect any rights or obligations that have already accrued under this Agreement.

13.	DISPUTE RESOLUTION. If the parties cannot resolve a dispute or controversy, then then matter will be referred to the parties’ CEO’s for resolution. If the CEO’s cannot resolve the dispute or controversy, the parties will resolve the dispute by binding arbitration. To the extent permitted by the arbitrator(s), the arbitration will be attended by both parties remotely. The arbitration will apply the laws of the United Kingdom and be held in Hong Kong, SAR, PRC.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

MEMS TECHNOLOGIES HOLDINGS COMPANY LIMITED.

By:	/s/ Andy Leung
Name:	Andy Leung
Title:	General Manager
Date	2020-06-03

20/20 BIORESPONSE an affiliate of 20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Title:	President & CEO
Date:	4/19/2020

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